TO SECURITIES [redacted]CHANGE COMMISSION

82-34

04036913

RECEIVED
2004 SEP 16 A 11:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Santos

www.santos.com

SUPPL

3 September 2004

Moomba back to full liquids production

Santos Limited advises that the Moomba processing plant has been returned to full operating capacity for natural gas liquids production following the New Year's Day incident.

The rebuild of the damaged liquids recovery plant section has been completed with the reinstatement of Train-B.

This follows the start-up of Train-A in June.

With both Train-A and Train-B back to normal, the Moomba plant is now operating in full liquids recovery mode for the extraction of natural gas liquids such as LPGs and ethane.

Partial liquids recovery (approximately 70%) had been in operation since Train-A was reinstated in June.

"The reinstatement of Train-B is the final step in returning Moomba to normal operating capacity," Santos' Managing Director, Mr John Ellice-Flint, said today.

"This is a significant achievement and was only possible due to the immense efforts of Santos employees and contractors over the past eight months.

"Santos also appreciates the support that has been provided by our customers, the government and pipe-liners."

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries:
Kathryn Mitchell
(08) 8218 5260 / 0407 979 982

Investor enquiries:
Graeme Bethune
(08) 8218 5157/ 0419 828 617

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

PROCESSED
SEP 17 2004
THOMSON
FINANCIAL

dlw 9/16

newsrelease

TO: SECURITIES EXCHANGE COMMISSION

Santos Limited - Weekly Drilling Report

ABN 80 007 550 923

Santos

Week Ending 2nd September 2004

Wildcat Exploration Wells

Khefren 1

Type	Oil Wildcat
Location	Egypt, Central Gulf of Suez South East July Concession, 6 km SE of Sakkara oil discovery.
Status at 0600hrs 01/09/04 (Cairo Time)	Drilling ahead in 311mm (12 ¼") hole. Current depth is 2917m with 683m progress for the week.
Planned Total Depth	3911m
Interest	Devon 50% Teikoku 30% Santos Group 20%
Operator	Devon Energy

Venus 1

Type	Gas Exploration
Location	South Australia, Cooper Basin PPL 17 (Former MEI Block), 2.6km N of Correa 1, 1.75km E of Merrimelia 18, and some 40km N of the Moomba Gas Plant.
Status at 0600hrs 02/09/04	Waiting on cement having set surface casing. The current depth and progress for the week is 867m. Venus 1 spudded on 31/08/04.
Planned Total Depth	2890m
Interest	Santos Group 97.90% Delhi 0.00%* Origin Energy Resources Ltd 0.00%* Novus Australia Resources 0.00%* Basin Oil NL 2.10% * Delhi, Origin and Novus have elected not to participate in the drilling of Venus 1.
Operator	Santos Group

During the week ending 2nd September, 2004 Santos Limited also participated in 5 delineation and 14 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

Week Ending 2nd September 2004

Delineation Wells (Near Field Exploration / Appraisal Wells)

Jeruk 2

Type	Oil Appraisal	
Location	Offshore Indonesia Sampang PSC, East Java Basin. 1.6km E of Jeruk 1, 35km SW of the Oyong Field and some 40km SE of Surabaya.	
Status at 0400hrs 02/09/04 (Jakarta Time)	Drilling ahead directional hole. The current depth is 3942m with 942m progress for the week.	
Planned Total Depth	5300m	
Interest	Santos Group	50%
	PT Medco Sampang	50%
Operator	Santos Group	

Shepherd Mott 1 ST1

Type	Gas Delineation	
Location	Texas, USA Golf Prospect, Matagorda County.	
Status at 1500hrs 01/09/04 (Houston Time)	Running intermediate casing. The current depth is 3688m with 389m progress for the week.	
Planned Total Depth	4816m	
Interest	Santos Group	87.5% WI
Operator	Santos Group	

Jerry Smolik 1

Type	Gas Delineation	
Location	Texas, USA Verdad Prospect, Karnes County.	
Status at 0600hrs 01/09/04 (Houston Time)	Jerry Smolik 1 has been plugged and abandoned having failed to intersect an economic hydrocarbon column. The well reached a total depth of 3353m with no progress for the week. The rig was released on 27/08/04.	
Planned Total Depth	3353m	
Interest	Santos Group	17.69% WI
Operator	Dan A. Hughes Company	

Sellger Trust 1

Type	Gas Delineation	
Location	Texas, USA Northern offset to the Petru Field, Willacy County.	
Status at 0600hrs 01/09/04 (Houston Time)	Attempting to free stuck drillstring. The current depth is 3608m with 426m progress for the week.	
Planned Total Depth	4572m	
Interest	Santos Group	25% WI
Operator	Suemar	

During the week ending 2nd September, 2004 Santos Limited also participated in 5 delineation and 14 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

Week Ending 2nd September 2004

Delineation Wells (Near Field Exploration / Appraisal Wells) (.../Cont)

Fly Lake 13

Type	Oil Delineation	
Location	South Australia, Cooper Basin PPL 18 (Former PC Block), 1.43km SE of Fly Lake 2, 1.3km NE of Fly Lake 9, and some 55km NNW of the Moomba Gas Plant.	
Status at 0600hrs 02/09/04	Fly Lake 13 has been plugged and abandoned having failed to intersect economic hydrocarbons. The well reached a total depth of 2950m with no progress for the week. The rig was released on 26/08/04.	
Planned Total Depth	3023m	
Interest	Santos Group	59.75%
	Delhi	20.21%
	Origin Energy Resources Ltd	13.19%
	Novus Australia Resources	4.75 %
	Basin Oil NL	2.10 %
Operator	Santos Group	

Enquiries:

Mike Hanzalik
Investor Relations
Ph: 08 8224 7725
Mobile: 0439 892 143
Fax: 08 8218 5131

Kathryn Mitchell
Media Relations
Ph: 08 8218 5260
Mobile: 0407 979 982
Fax: 08 8218 5285

TO: SECURITIES EXCHANGE COMMISSION

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Santos Limited	80 007 550 923

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market buy back of Reset Convertible Preference Shares (Resets)
2	Date Appendix 3C was given to ASX	24 August 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	127,612 Resets	39,298 Resets
4	Total consideration paid or payable for the shares	$13,399,260	$4,126,290

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $105 date: lowest price paid: $105 date:	highest price paid: $105 lowest price paid: $105 highest price allowed under rule 7.33: $110.24

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares the remaining number of shares to be bought back	3,333,090 Resets

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 13 September 2004
Company secretary

Print name: Wesley Jon Glanville

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (except minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Santos Limited	**80 007 550 923**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market buy-back of Reset Convertible Preference Shares (Resets)**
2	Date Appendix 3C was given to ASX	**24 August 2004**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	**219,763 Resets**	**77,568 Resets**
4	Total consideration paid or payable for the shares	**$23,075,115**	**$8,144,640**

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $105 date: lowest price paid: $105 date:	highest price paid: $105 lowest price paid: $105 highest price allowed under rule 7.33: $110.25

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	**3,202,669 Resets**

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: **15 September 2004**
Company Secretary

Print name: Wesley Jon Glanville

== == == == ==

+ See chapter 19 for defined terms.

Santos

www.santos.com

newsrelease

15 September 2004

Extension of dates in respect of Resets Buyback

Santos Limited (Santos) today announced that it has extended the following dates, in order to give Santos Reset Convertible Preference Share (*Reset*) holders more time to participate in the on-market buyback and to consider their options under the Resets redemption and buyback.

Resets Redemption and Buyback	New Date	Previous Date
Last date for lodging sell & reinvest elections (Option 2)	23 September 2004	16 September 2004
Closing Date of On-market Buyback	24 September 2004	17 September 2004

All other dates remain unchanged. Investors should refer to the "SUMMARY OF KEY DATES" page at the front of the FUELS Prospectus and Resets Redemption and Buyback Information Booklet for a list of other dates which are relevant to the offer.

Additional Information

Invitations to invest in FUELS (Franked Unsecured Equity Listed Securities) will be made in the prospectus which was lodged with ASIC on 1 September 2004. Anyone wishing to acquire FUELS will need to complete an application form which will accompany the prospectus. Dates in relation to the FUELS offer and the redemption and buyback of Resets may change without notice. Reset holders and potential investors in FUELS should read the prospectus and information booklet in full. If investors are in any doubt as to how to deal with their Resets they should contact their professional adviser immediately.

If you have any questions about your options please call the Santos Information Line on 1300 733 636.

FOR OTHER ENQUIRIES PLEASE CONTACT:

Media enquiries:
Kathryn Mitchell
(08) 8218 5260 / 0407 979 982

Investor enquiries:
Dean Bowman
(08) 8218 5150/ 0409 696 829

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information. The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

FREEGOLD VENTURES LIMITED (formerly INTERNATIONAL FREEGOLD MINERAL DEVELOPMENT INC.)

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 08/09/04

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: BARR
GIVEN NAMES: HARRY
NO. STREET APT: 2303 WEST 41ST AVENUE
CITY: VANCOUVER
PROV.: BC POSTAL CODE: V6M 2A3
BUSINESS TELEPHONE NUMBER: 604 - 685 - 1870
BUSINESS FAX NUMBER: 604 - 685 - 6550
CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☒ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(a) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE DAY/MONTH/YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Options	301250							301250	1	H. Barr
Options	400000							400000	2	Cdn Gravity
Warrants	552322							552322	2	" "
Warrants	23555							23555	2	293020 BC Ltd.
Warrants	19350							19350	1	H. Barr
Common	277375							277375	2	Cdn Gravity
Common	165850	03/09/04	10	2000		0.29		167850	1	H. Barr

BOX 6. REMARKS

ATTACHMENT ☒ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): HARRY BARR
SIGNATURE: [signature]
DATE OF THE REPORT (DAY / MONTH / YEAR): 13/09/04

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FORM 55-102F6
INSIDER REPORT
(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

FREEGOLD VENTURES LIMITED (formerly INTERNATIONAL FREEGOLD MINERAL DEVELOPMENT INC.)

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR):

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [ ] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: BARR
GIVEN NAMES: HARRY
NO. STREET APT: 2303 WEST 41ST AVENUE
CITY: VANCOUVER
PROV.: BC POSTAL CODE: V6M 2A3
BUSINESS TELEPHONE NUMBER: 604 - 685 - 1870
BUSINESS FAX NUMBER: 604 - 685 - 6550
CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA [X] ONTARIO
[X] BRITISH COLUMBIA [ ] QUÉBEC
[ ] MANITOBA [ ] SASKATCHEWAN
[ ] NEWFOUNDLAND
[ ] NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY / MONTH / YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common (cont'd)	167850	07/09/04	10	4000		0.27		171850	1	H. Barr
		07/09/04	10	6000		0.27		177850	1	" "
		08/09/04	10	50000		0.25		227850	1	" "
Common	260095	08/09/04	10	1500		0.27		261595	2	293020 BC Ltd
		08/09/04	10	3000		0.29		264595	2	" " "
		08/09/04	10	90000		0.25		354595	2	" " "

BOX 6. REMARKS

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): HARRY BARR
SIGNATURE: [signature]
DATE OF THE REPORT (DAY / MONTH / YEAR): 13/09/04

Rule 3.8A

Appendix 3E

Daily share buy-back notice (except minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Santos Limited	80 007 550 923

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market buy-back of Reset Convertible Preference Shares (Resets)
2	Date Appendix 3C was given to ASX	24 August 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	166,910 Resets	52,853 Resets
4	Total consideration paid or payable for the shares	$17,525,550	$5,549,565

1 See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: **$105** date: lowest price paid: **$105** date:	highest price paid: **$105** lowest price paid: **$105** highest price allowed under rule 7.33: **$110.24**

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	**3,280,237 Resets**

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: **14 September 2004**
Company secretary

Print name: **Wesley Jon Glanville**

== == == == ==

[1] See chapter 19 for defined terms.

TO: SECURITIES EXCHANGE COMMISSION

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Santos Limited	80 007 550 923

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market buy back of Reset Convertible Preference Shares (Resets)
2	Date Appendix 3C was given to ASX	24 August 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	74,301 Resets	53,311 Resets
4	Total consideration paid or payable for the shares	$7,801,605	$5,597,655

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $105 date: lowest price paid: $105 date:	highest price paid: $105 lowest price paid: $105 highest price allowed under rule 7.33: $110.13

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares the remaining number of shares to be bought back	3,372,388 Resets

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 10 September 2004
Company secretary

Print name: Wesley Jon Glanville

== == == == ==

+ See chapter 19 for defined terms.

TO: SECURITIES EXCHANGE COMMISSION

Rule 3.8A

Appendix 3E

Daily share buy-back notice (except minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Santos Limited	80 007 550 923

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market buy-back of Reset Convertible Preference Shares (Resets)
2	Date Appendix 3C was given to ASX	24 August 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	0	74,301 Resets
4	Total consideration paid or payable for the shares	0	$7,801,605

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: N/A date: lowest price paid: N/A date:	highest price paid: $105 lowest price paid: $105 highest price allowed under rule 7.33: $110.0925

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	3,425,699 Resets

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 9 September 2004
Company secretary

Print name: Wesley Jon Glanville

== == == == ==

+ See chapter 19 for defined terms.

TO: SECURITIES EXCHANGE COMMISSION

Santos Limited - Weekly Drilling Report

ABN 80 007 550 923

Santos

Week Ending 9th September 2004

Wildcat Exploration Wells

Khefren 1

Type	Oil Wildcat	
Location	Egypt, Central Gulf of Suez South East July Concession, 6 km SE of Sakkara oil discovery.	
Status at 0600hrs 08/09/04 (Cairo Time)	Drilling ahead in 311mm (12 ¼") hole. Current depth is 3551m with 634m progress for the week.	
Planned Total Depth	3911m	
Interest	Devon	50%
	Teikoku	30%
	Santos Group	20%
Operator	Devon Energy	

Venus 1

Type	Gas Exploration	
Location	South Australia, Cooper Basin PPL 17 (Former MEI Block), 2.6km N of Correa 1, 1.75km E of Merrimelia 18, and some 40km N of the Moomba Gas Plant.	
Status at 0600hrs 09/09/04	Drilling ahead. The current depth is 2857m with 1990m progress for the week.	
Planned Total Depth	2890m	
Interest	Santos Group	97.90%
	Delhi	0.00%*
	Origin Energy Resources Ltd	0.00%*
	Novus Australia Resources	0.00%*
	Basin Oil NL	2.10%
	* Delhi, Origin and Novus have elected not to participate in the drilling of Venus 1.	
Operator	Santos Group	

During the week ending 9th September, 2004 Santos Limited also participated in 3 delineation and 14 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

Week Ending 9th September 2004

Delineation Wells (Near Field Exploration / Appraisal Wells)

Jeruk 2

Type	Oil Appraisal	
Location	Offshore Indonesia Sampang PSC, East Java Basin. 1.6km E of Jeruk 1, 35km SW of the Oyong Field and some 40km SE of Surabaya.	
Status at 0400hrs 09/09/04 (Jakarta Time)	Conditioning hole. The current depth is 4890m with 948m progress for the week.	
Planned Total Depth	5300m	
Interest	Santos Group	50%
	PT Medco Sampang	50%
Operator	Santos Group	

Shepherd Mott 1 ST1

Type	Gas Delineation	
Location	Texas, USA Golf Prospect, Matagorda County.	
Status at 1500hrs 08/09/04 (Houston Time)	Drilling ahead. The current depth is 3840m with 152m progress for the week.	
Planned Total Depth	4816m	
Interest	Santos Group	87.5% WI
Operator	Santos Group	

Seliger Trust 1

Type	Gas Delineation	
Location	Texas, USA Northern offset to the Petru Field, Willacy County.	
Status at 0600hrs 08/09/04 (Houston Time)	Changing over to oil based mud prior to drilling ahead. The current depth is 3627m with 19m progress for the week.	
Planned Total Depth	4572m	
Interest	Santos Group	25% WI
Operator	Suemar	

Enquiries:

Mike Hanzalik
Investor Relations
Ph: 08 8224 7725
Mobile: 0439 892 143
Fax: 08 8218 5131

Kathryn Mitchell
Media Relations
Ph: 08 8218 5260
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During the week ending 9th September, 2004 Santos Limited also participated in 3 delineation and 14 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

TO: SECURITIES EXCHANGE COMMISSION

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

We (the entity) give ASX the following information.

Part 1 – All issues *NOT APPLICABLE*

1 Class of securities issued or to be issued

2 Number of securities issued or to be issued (if known) or maximum number which may be issued.

3 Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)

4 Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5 Issue price or consideration

6 Purpose of the issue
(If issued as consideration for the acquisition of assets, clearly identify those assets)

7 Dates of entering securities into uncertificated holdings or despatch of certificates

8 Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)

9 Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	Class

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 2 – Bonus issue or pro rata issue ***NOT APPLICABLE***

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the securities will be offered

14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ☐ Securities described in Part 1

(b) ☑ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 ☐ If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories

1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 ☐ A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	15,400
39	Class of securities for which quotation is sought	Fully paid ordinary shares.
40	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	End of restriction period for 15,400 shares issued 8 September 2003 under the Santos Employee Share Purchase Plan at the issue price of $5.77 per share.

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class
584,936,683	Fully paid ordinary shares.
3,500,000	Reset convertible preference shares.

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 8 September 2004
Company Secretary

Print name: WESLEY JON GLANVILLE